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LEADING BRANDS, INC.

ANNOUNCES LAUNCH OF TrueBlue™ BLUEBERRY JUICE COCKTAIL

VANCOUVER, CANADA, November 3, 2004, LEADING BRANDS, INC. (NASDAQ: LBIX), North America's only fully integrated premium beverage company, announces the launch of TrueBlue™ Blueberry Juice Cocktail in both the United States and Canada. The product will initially be available in a new rectangular 64oz (1.89 liter) PET bottle and a 16oz (473 ml) glass bottle.

The Company has assessed a recent flood of publicity over the antioxidant activity of blueberries. According to a USDA study at Tuft's University, Human Nutrition Center on Aging, blueberries are # 1 in antioxidant activity - surpassing 40 other fruits and vegetables in their ability to neutralize free radicals in living cells. Unlike many other healthful fruits, such as cranberries, blueberries are naturally sweet and tasty, hence requiring significantly less added sweetener to produce a great tasting juice. The result: a lower calorie count per serving.

Since the launch of Ocean Spray® Cranberry Juice more than 70 years ago, there has not been a new juice category created in North America. There is presently no national blueberry brand of any kind. The Company believes that the time for a change has come.

Leading Brands Chairman & CEO Ralph McRae said: "British Columbia is one of the most significant blueberry growing regions in North America. Here we have grown up anticipating the summer blueberry crop. For the other 10 months of the year, however, there has heretofore been no other way to experience the taste and health benefits of fresh blueberries. About a year and a half ago a leading nutritionist made a statement that caught my attention. In sum, he said: "If, for health purposes, you could only choose one fruit to eat, it would be the blueberry." Our subsequent research revealed that blueberries contain the highest level of antioxidant activity of any fruit and recently the number of published articles trumpeting the health benefits of blueberries has skyrocketed."

Mr. McRae continued: "We wondered why what few blueberry juices we could identify were only sporadically listed in health food outlets or confined to other product line extensions such as 'cranberry-blueberry'. The simple answer appears to be that blueberries - as a bountiful commercial crop - are, relatively speaking, a rather recent development. It seems that no one has yet identified a national market for blueberries or had the foresight to develop a national brand based on this most healthful of ingredients. At Leading Brands, we believe the time is ripe and we hope to be the ones to do just that."

Mr. McRae added: "Part of our good fortune and timing with this new brand relates to a capital project that we undertook two years ago. In conjunction with Ocean Spray® we made a significant investment in our Richmond, B.C. plant to allow us to fill rectangular, multi-serve PET bottles. Their moves over the past 18 months to systematically retrench their business in their own plants provided us the capacity and opportunity to move all our 64 oz (1.89 liter) products into that convenient and increasingly popular rectangular format. TrueBlue™ multi-serve will be launched in that new bottle, which increases store shelf awareness and occupies less refrigerator space at home."

The Company indicated that 16 oz of TrueBlue™ Juice Cocktail, contains as much juice as a full serving of fresh blueberries. Lightly sweetened with cane sugar, not HFCS, the product is 'all natural' and formulated to comply with the most strict health food requirements. With 30% to 40% fewer calories per serving than most cranberry-based products, TrueBlue™ is also a preferred dietary choice. The brand will shortly be expanded to include three additional flavors: Blueberry-Cranberry, Blueberry-Green Tea and Blueberry-Pomegranate, each high in antioxidant activity.

The Company's intention is to price TrueBlue™ competitively with national cranberry brands and to take advantage of the market confusion generated by the uncertain future of Northland Cranberries. Once the TrueBlue™ brand is established with consumers, it is the Company's intention to work with blueberry growers to enhance the general awareness of their remarkable crop and integrate supply."

Mr. McRae confirmed that: "64 oz (1.89 liter) TrueBlue™ will primarily be sold in the grocery, health and specialty food sector. The 16 oz (473 ml) version will be distributed to convenience and food service outlets to introduce consumers to the great taste of this wonderfully healthful new product. We anticipate that TrueBlue™ will be making its debut in stores later this month."

The Company also announced that a new website for the brand: www.trueblueberry.com, will be operational shortly. Until then, a picture of this fresh new brand can be found at www.LBIX.com.

The Company will continue to provide operational updates in its monthly newsletter on the first of most months, posted at www.LBIX.com.

About Leading Brands, Inc.
Leading Brands, Inc. (NASDAQ:LBIX) is North America's only fully integrated premium beverage company. The Company's unique Integrated Distribution System (IDS) ™ offers turnkey, one-stop shopping to food and beverage brand owners, including manufacturing, distribution, sales/marketing and licensing. In addition, Leading Brands produces their own line of beverages such as TrueBlue™, TREK®, Soy2O™, Pez® 100% Juices™, Country Harvest® Juices, Caesar's® Bloody Caesar Cocktails, Brand X Originals™, Infinity™ Sparkling Mountain Spring Water and Cool Canadian® Mounting Spring Water

Safe Harbor.

The Company relies upon the Safe Harbor Laws of 1933, 1934, and 1995 for all public statements. Statements, which are not historical facts, are forward-looking statements. The Company, through its management, makes forward-looking public statements concerning its expected future operations, performance and other developments. Such forward-looking statements are necessarily estimates reflecting the Company's best judgment based upon current information and involve a number of risks and uncertainties, and there can be no assurance that other factors will not affect the accuracy of such forward-looking statements. It is impossible to identify all such factors. Factors which could cause actual results to differ materially from those estimated by the Company include, but are not limited to, general economic conditions, weather conditions, changing beverage consumption trends, pricing, availability of raw materials, economic uncertainties (including currency exchange rates), government regulation, managing and maintaining growth, the effect of adverse publicity, litigation, competition and other factors which may be identified from time to time in the Company's public announcements.

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©2004 Leading Brands, Inc.

This news release is available at www.LBIX.com